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                                                       Austin Centre, 701 Brazos
                                                                 Suite 500, PMB#
                                                                Austin, TX 78701
                                                       Toll Free: (877) 676-7183
                                                             Tel: (512) 721-1022
                                                             Fax: (512) 721-1023
________________________________________________________________________________


December 1, 2005

Attention:  Derek Swanson, Staff Attorney
Securities and Exchange Commission
100 F St. N.E.
Washington D.C.  20549
Tel: (202) 551-3366

RE:   URANIUM ENERGY CORP.
      Pre-Effective Amendment No. 3 to Form SB-2 (SEC FILE No. 333-127185)

Dear Mr. Swanson:

     On behalf of Uranium Energy Corp. (the "Registrant", "Company"), I hereby request that Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form SB-2 become effective at 12:00 p.m. (EST) on Monday, December 5, 2005, or as soon thereafter as possible.

     We hereby acknowledge our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

         Uranium Energy Corp. acknowledges that:

     o    should  the  Commission  or  staff,   acting   pursuant  to  delegated
          authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does note relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States


     Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

Yours truly,
Uranium Energy Corp.

/s/Grant Atkins
------------------
   Grant Atkins
   CFO, Director

                         Website: www.uraniumenergy.com
                          Email: info@uraniumenergy.com